BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

April 3, 2023

BNY Mellon Variable Investment Fund

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation – Growth and Income Portfolio

To Whom It May Concern:

Effective May 1, 2023, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of Growth and Income Portfolio (the "fund"), a series of BNY Mellon Variable Investment Fund (the "Trust"), as follows:

The fund's investment adviser, BNY Mellon Investment Adviser, Inc., has contractually agreed, until May 1, 2024, to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of neither class of fund shares (excluding Rule 12b-1 fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .70%. On or after May 1, 2024, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, upon the approval of the Board of Trustees of the fund and BNYM Investment Adviser, to lower the net amounts shown and may only be terminated prior to May 1, 2024 in the event of termination of the Investment Advisory Agreement between BNYM Investment Adviser and the Trust on behalf of the fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto
James Bitetto
Secretary

Accepted and Agreed To:

BNY MELLON VARIABLE INVESTMENT FUND

By:	/s/ James Windels

James Windels

Treasurer